"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

[redacted]

03032878

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22 54 44 31

Date: 15 October 2003

SUPPL

Loan to Norway Seafoods Holding

We refer to the press release of 1 October in which Orkla announced that the due date of its NOK 600 million loan to Norway Seafoods Holding had been postponed until 14 October on the basis of a draft solution that had been presented.

The parties are still negotiating with a view to being able to sign an agreement within the next 24 hours.